Exhibit 99.1

Collective Mining Drills its Best Hole to Date at the Recently Discovered Ramp Zone by Intersecting 75.80 Metres at 8.01 g/t Gold Equivalent

•	Drill hole APC105-D1 cut 75.80 metres at 8.01 g/t gold equivalent and represents the longest and best intercept on a grade accumulation basis (grams x metres) encountered to date in the new Ramp Zone discovery.
•	Drill hole APC103-D3 intersected 20.30 metres @ 6.68 g/t gold equivalent before entering a post mineral dyke at an oblique angle and being terminated.
•	The two holes announced in this press release have expanded the Ramp Zone discovery to the west and southwest with the Ramp Zone remaining open in all directions for further expansion.
•	To date, the Company has received assay results for six holes drilled into the Ramp Zone from three drill pads. Two additional drill holes have been completed with assays pending and a further three holes are currently in progress. The Company continues to aggressively expand the Ramp Zone in all directions and has now expanded the program to include a third rig from a new pad situated on the northeastern side of Apollo.

TORONTO, March 12, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for two drill holes designed to expand the dimensions of the new Ramp Zone discovery ("Ramp"). Ramp is located in the deeper portion of the Apollo system ("Apollo") which is the Company's flagship discovery within the multi-target Guayabales Project in Caldas, Colombia. The Ramp Zone is a bonafide new discovery characterized by high-grade gold associated with minor amounts of bismuth and tellurium and shares similar characteristics with the multi-million-ounce Marmato Deeps deposit located only 1.75 kilometres to the southeast.

Ari Sussman, Executive Chairman commented: "We continue to be pleasantly surprised by the high-grade Ramp Zone discovery. Importantly, we now have an internal 3D model for Ramp and a working hypothesis explaining why the zone formed.  If correct, the hypothesis implies that Ramp style mineralization can occur over a very large area as it won't be relegated only to the breccia body at Apollo.  Aggressive drill planning is underway with more details to follow in due course."

The Company currently has six drill rigs operating as part of its fully funded 60,000-metre drill program for 2025 with four rigs drilling at Apollo, one drilling at the Tower Target and a final rig testing the San Antonio Project. Two additional rigs are expected to begin operating in late Q1 and early Q2, respectively. Approximately 110,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 74,000 metres in 163 holes at Apollo. There are currently eight drill holes pending assay results for the Guayabales and San Antonio projects with results to be reported in batches once received and compiled by the Company.

The 2025 objectives for the portion of the drilling program targeting the Apollo system are:

•	Drill test newly modeled high-grade sub-zone targets scattered throughout the top 1,000 vertical metres from surface to improve the grade profile (and size) of the system.
•	Grow the overall dimensions of the system by expanding vertically and laterally the recently discovered high-grade Ramp Zone.
•	Test the northern extension potential of Apollo at shallower elevations.

Details (see Table 1 and Figures 1-4)

•	Drill hole APC105-D1, collared from mother hole APC-105D (Pad 18), was designed to test the Ramp Zone in a northeasterly direction. The hole intercepted continuous and high-grade mineralization within the Apollo host breccia body and consisted of veinlets of pyrite, pyrrhotite and minor amounts of bismuth and tellurium sulphides. APC105-D1 is the best hole and widest intercept drilled to date into the Ramp Zone on a grade accumulation basis (grams x metres) with assay results as follows:
•	75.80 metres @ 8.01 g/t gold equivalent from 469.60 metres including:
•	21.00 metres @ 24.16 g/t gold equivalent from 487.60 metres
•	APC103-D3 was drilled from mother hole APC-103D (Pad 16) and orientated in a southwesterly direction across the Ramp Zone. The hole initially intersected an interval of modest mineralization at a shallower elevation above Ramp. Further down hole, the Ramp Zone was intersected before being cut-off prematurely by a post mineral dyke. Assays results for APC103-D3 are as follows:
•	13.25 metres @ 3.13 g/t gold equivalent from 127.90 metres (Upper Zone)
•	20.30 metres @ 6.68 g/t gold equivalent from 247.45 metres (Ramp Zone)

Drilling announced herein has expanded the Ramp Zone to the west with dimensions of the Ramp Zone now measuring at least 75 metres of strike by up to 480 metres width by 150 metres vertical and open in all directions.

•	An initial 3D model of the Ramp Zone discovery has been constructed by the Company highlighting an NNW striking zone which dips to the southwest. Additionally, it appears that the conditions required for Ramp Zone style mineralization (Au-Ag-Bi-Te) to form occurs when younger porphyry host rocks intrude the older ultramafic country rocks. As a result, the model suggests that Ramp might cover a large volume of rock and be hosted within more than one type of host rock. Aggressive step-out drill holes are now being planned as the scale of Ramp is potentially larger in strike and vertical dimensions than previously assumed.
•	To date, the Company has received assay results for six holes drilled into Ramp Zone from three drill pads. Two drill holes have been completed with assays pending and a further two holes are currently in progress. The Company continues to aggressively expand the Ramp Zone in all directions and has now expanded the program to include a third rig from a new pad situated on the northeastern side of Apollo.

Table 1: Assays Results for Drill Holes APC103-D3 and APC105-D1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	AuEq g/t*	Zone
APC103-D3	127.90	141.15	13.25	3.13	7	3.13	Upper Zone
And	247.45	267.75	20.30	6.62	20	6.68	Ramp Zone
APC105-D1	469.60	545.40	75.80	8.06	15	8.01	Ramp Zone
Incl.	487.60	508.60	21.00	24.42	37	24.16	Ramp Zone

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) utilizing metal prices of Au - US$2,000/oz and Ag - US$30/oz and recovery rates of 97% for Au and 85% for Ag. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are unknown, and grades are uncut.

Figure 1: Apollo System Section: High-Grade Continuity from Surface for Over 1,200 Metres and Open. The Ramp Zone Begins at the Proposed Underground Access Tunnel for a Future Mine at Approximately 1,000 Metres Above Sea Level (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Apollo System Outlining Assay Results for Drill Holes Intersecting the High-Grade Ramp Zone Discovery (CNW Group/Collective Mining Ltd.)

Figure 3: Section Highlighting How the Apollo System’s Ramp Zone Discovery and Marmato Deeps Deposit Are Only 1.75 Kilometres Apart and Begin at a Similar Elevation (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management, insiders and a strategic investor own approximately 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 12-MAR-25